FOCUSED ON GROWTH...

KINGFISHER

CONTENTS

IN 9 COUNTRIES ACROSS EUROPE AND ASIA

FRANCE AND

UK TOTAL SALES +6%



特力
和樂



Sales by region*
UK and Ireland 58%
France 33%
Rest of world 9%



Sales growth by region*
UK and Ireland 33%
France 38%
Rest of world 29%

* in constant currency

REST OF WORLD TOTAL SALES +20%

UK No.1
B&Q
SCREWFIX

France No.1
castorama
BRICO DEPOT

Poland No.1
castorama

China No.1
B&Q

Taiwan No.1
B&Q

Italy No.2
castorama

Turkey No.3
KOC TAS

Ireland
B&Q

Spain
BRICO STOCK

Strategic alliance
Kingfisher has a 21% stake in Hornbach, Germany's leading DIY warehouse retailer

Kingfisher companies and joint ventures
Hornbach companies
New market entry



Sweden
Russia
UK
Ireland
Netherlands
Germany
Poland
Luxembourg
Czech Republic
France
Switzerland
Austria
China
South Korea
Taiwan
Spain
Italy
Turkey

FINANCIAL HIGHLIGHTS

Continuing operations[1,2]

- Retail sales up 9.6% to £3.9 billion
- Retail profit[3] up 13.2% to £355.8 million
- Adjusted pre-tax profit[4] up 18.4% to £345.9 million
- Pre-tax profit up 27.1% to £346.3 million
- Adjusted basic EPS[4] up 15.7% to 10.3p
- Basic EPS up 27.2% to 10.3p
- Interim dividend up 10.0% to 3.85p

FASTER GROWTH HIGHER RETAIL SALES +10%

(1) Continuing home improvement business only: excludes businesses sold or demerged during 2003/04.

(2) For the half year ended 2 August 2003, total Group retail sales, including businesses sold or demerged during 2003/04, were £5.2 billion. Pre-tax profits were £125.4 million and attributable post-tax losses were £52.8 million, as shown in the consolidated profit and loss account on pages 12 and 13.

(3) Retail profit is stated before property, other operating costs, exceptional items, and goodwill amortisation.

(4) Before goodwill amortisation and exceptionals.



Left, Gerry Murphy, Chief Executive. Right, Sir Francis Mackay, Chairman.

RETURNS
RETAIL PROFIT +13%

CHAIRMAN'S AND CHIEF EXECUTIVE'S REVIEW

It has been a good six months for Kingfisher, with retail sales and retail profit both growing strongly. Meanwhile, Group like-for-like sales grew at a healthy 6.1%. Progress was made in all areas. A solid performance was delivered in the UK, despite a difficult seasonal market and major investment in new infrastructure at both B&Q and Screwfix Direct. In France, the revitalisation of Castorama continued, delivering sales growth ahead of the market. Brico Dépôt achieved remarkable growth, with its new catalogue taking the market by storm.

Kingfisher continued to expand outside France and the UK, with strong performances in Poland, Italy, Spain and China. Meanwhile, plans to enter the large and growing Russian market are progressing well. Kingfisher's international businesses are now a significant part of the Group and are playing a full part in its growth. Indeed, for the half year, Kingfisher's businesses outside the UK accounted for over 60% of the Group's sales growth and over half the profit growth.

Kingfisher continues to generate substantial savings which benefit customers through lower prices, suppliers through increased business, and shareholders through growing profits.

The Group's management continues to focus on its primary objective of growing economic returns.

FIRST HALF FINANCIAL REVIEW

In the first half, total reported sales grew 9.6% to £3.9 billion (2003/04: £3.6 billion), up 11.6% on a constant currency basis, with progress in each of the Group's nine European and Asian markets. An additional 13 net new stores were opened in the period, taking the store network to 579. Sales growth was supported by continuing re-investment of supply-side benefits into lower prices and better choice for customers.

Retail profit grew 13.2% to £355.8 million, up 15.1% on a constant currency basis. Profit growth was driven by higher sales and operating cost efficiency improvements, as well as progress in cross-Group buying, international sourcing and own-brand development.

Property income (primarily rent charged to B&Q on UK properties owned by Kingfisher) grew 17.4% to £20.9 million,

CREATING VALUE
ADJUSTED EPS* +16%

*adjusted eps is before goodwill amortisation and exceptionals

CHAIRMAN'S AND CHIEF EXECUTIVE'S REVIEW CONTINUED

reflecting rental inflation and some additional properties.

Other operating costs (Group central costs) fell 14.4% to £18.4 million following last year's reorganisation of the corporate offices in London and Lille.

Net interest costs were reduced to £12.4 million (2003/04: £18.5 million) reflecting lower average net debt levels during the period.

The effective tax rate on profit before exceptional items and goodwill amortisation is 31.5%, based on current expectations for the 2004/05 full year. This compares with an effective rate for continuing operations of 31.6% on the same basis for the last full year.

Post-tax profits attributable to shareholders increased 29.9% to £237.3 million with no exceptionals in the current period.

Adjusted basic earnings per share were ahead 15.7% to 10.3p, reflecting the growth in retail profit, lower Group central costs and reduced interest.

The interim dividend is proposed at 3.85p per share (2003/04: 3.50p), up 10.0% year on year.

Cash flow was strong, with operating activities generating £543.3 million of cash (2003/04: £467.9 million for continuing businesses). Net capital expenditure on new and better stores and supporting infrastructure was £200.5 million (2003/04: £157.8 million from continuing businesses) but is expected to increase in the second half, with 33 new stores due to open compared to 13 in the first half.

Net debt fell 26.3% to £622.2 million, reflecting strong operating cash flow.

UK AND IRELAND

In the UK and Ireland, which account for 58.2% of Group sales, total sales increased by 6.3% (3.1% LFL). Retail profit was up



DIVIDEND +10%

10.2%. B&Q's total sales were up 5.9% (2.5% LFL), with retail profit up 12.9% to £207.8 million. Strong growth in kitchens, bathrooms, electricals and joinery offset weaker seasonal ranges. B&Q also completed the conversion of 16 more of its Supercentre stores to the new B&Q mini-Warehouse format, taking the total to 44.

At Screwfix Direct, sales were up 15.0%, with retail profit down £3.9 million to £6.1 million after the costs associated with opening a new distribution and fulfilment centre which has larger capacity.

FRANCE AND REST OF WORLD

Kingfisher's businesses outside the UK now account for 41.8% of Group sales. On a constant currency basis, the operations in these countries delivered total sales growth of 19.9% (10.7% LFL), with retail profit up 23.3%.

In France, Castorama's sales were up 7.8% in constant currency (5.3% LFL), with retail profit up 12.7% in constant currency to £68.3 million. Castorama's revitalisation continued with seven store revamps and two relocations. Sales were stimulated by pricing initiatives. Brico Dépôt's sales rose 26.6% in constant currency (19% LFL), with retail profit up 13.9% in constant currency to £36.0 million. Sales were boosted by the new catalogue launch in April.

Kingfisher's other international markets include Taiwan, China, Poland and Italy, as well as a recent expansion into Spain. Total sales in this 'Rest of World' category were up 48.2% in constant currency (15.2% LFL), with retail profit up 64.2% in constant currency to £37.6 million. The performance was boosted by the exceptional first quarter growth in Poland ahead of increased VAT charges which came into effect on the country's accession into the EU. Also in the period, Kingfisher announced plans to enter Russia.

The following pages set out the performance of each of our operating companies in more detail.



Sir Francis Mackay
Chairman

Gerry Murphy
Chief Executive



MORE IN STORE AT TRAFFORD PARK
B&Q opened its largest UK store at Trafford Park in Manchester in July. The 168,450 sq ft Warehouse store stocks over 40,000 products, including B&Q's widest range of kitchens and bathrooms

UK HIGHLIGHTS

- Retail sales up 6.3% to £2.3 billion
- Retail profit up 10.2% to £213.9 million



EXTRA CAPACITY
Screwfix Direct has invested in a new, state-of-the-art fulfilment centre near Stoke.

GROWING THE MARKET
+16 B&Q MINI-WAREHOUSE CONVERSIONS



NEW FORMAT SUCCESS
There are now 44 B&Q mini Warehouse stores with 12 more conversions and seven new openings planned for the second half.

	Retail sales £m		Retail profit £m	
	2004	2003	2004	2003
B&Q	2,172.9	2,052.6	207.8	184.1
Screwfix Direct	123.2	107.1	6.1	10.0
[illegible]	2,296.1	2,159.7	213.9	194.1



Left, Rob Cissell, Chief Executive, B&Q

Right, John Allan, Managing Director, Screwfix Direct

+40% MORE SCREWFIX DIRECT CAPACITY

B&Q

B&Q's total sales grew 5.9% to £2.2 billion (2.5% LFL) and retail profit grew by 12.9% to £207.8 million. In a UK repair, maintenance and improvement market which is estimated to have grown by 3% in the period, B&Q's share increased to 14.7% (14.4% for the 12 months ended 31 January 2004).

Showroom ranges (kitchen, bathroom and bedroom) sold well, as did new joinery and electrical products. Sales of seasonal ranges, such as garden furniture and exterior decoration, were weak, affected by poor weather and consequent promotional activity across a very competitive DIY market. B&Q Direct's online sales increased by nearly 50%.

The mini-Warehouse conversion programme continued with 16 Supercentre stores being converted to the mini-Warehouse format in the half. This brings the total to 44. Results to date are encouraging, with those stores converted 12 months ago showing an additional 11% sales uplift compared with a control group of similar stores. This reflects higher customer count and average spend as customers respond to the improved ranges and lower prices. Margins were maintained as the costs of lower prices and improved store service were offset by increased sales of higher margin products. A further 12 conversions are planned in the second half.

B&Q opened two new Warehouse stores during the period, including B&Q's largest UK store at Trafford Park. B&Q expects to open a further nine Warehouse stores and seven mini-Warehouses in the second half, representing growth in selling space of 6.7% at the year-end.

Retail margin improved from 9.0% to 9.6%. The costs of lowering prices for customers, revamping stores and introducing new products and services were more than offset by further progress in Strategic Supplier Management and reduced shrinkage. In addition, an overhead efficiency drive is in place which will benefit the second half.

SCREWFIX DIRECT

Screwfix Direct grew its catalogue and online sales of tools and trade materials by 15.0% to £123.2 million. However, retail profit declined by £3.9 million to £6.1 million, due to £3.6 million of pre-opening and transition costs associated with its new fulfilment centre at Stoke which started shipping at the end of June. This transition, which will result in a 40% capacity expansion, is now nearing completion, with single site operation planned from October.

FRANCE HIGHLIGHTS

- Retail sales were £1.3 billion, up 13.9%*
- Retail profit was £104.3 million, up 13.1%*

*constant currency

	Retail sales £m		Retail profit £m	
	2004	2003	**2004**	2003
Castorama	**827.1**	794.8	**68.3**	62.8
Brico Dépôt	**463.5**	379.3	**36.0**	32.8
Total	**1,290.6**	1,174.1	**104.3**	95.6

BETTER VALUE
FASTER GROWTH

RETAIL SALES* +14%

*in constant currency

NEW FORMAT SUCCESS
Twelve Castorama stores have now been revitalised and are trading well





Philippe Tible,
Chief Executive,
Castorama



Patrick Langlade,
Chief Executive,
Brico Dépôt


BRICO DEPOT
LES PRIX BAS TOUS LES JOURS

CATALOGUE BOOST
Brico Dépôt's sales were boosted by the launch of its first ever national catalogue

CASTORAMA

Castorama's sales were £827.1 million, up 7.8% in constant currency (5.3% LFL). Retail profit of £68.3 million was up 12.7% in constant currency after absorbing £2.9 million additional store revamping costs than in the same period last year, and £3 million additional social and retail space taxes.

Castorama continued to grow ahead of the French DIY market which was estimated by Banque de France to have grown by 2.2% LFL in the first half. Customer numbers grew and the average spend per visit rose compared with the same period last year.

Castorama has continued to focus on price competitiveness with the introduction of new 'premier prix' (entry-price) products into key ranges, and more prominent communication of value in stores and in the stores' marketing. The price message has also been reinforced using price-led promotions and special buys, such as 'Prix Jamais Vu' (Prices Never Seen Before).

The Hardware category was boosted by sales of air conditioning products and pressure washers. In Showroom, kitchens and associated fittings performed well. Seasonal sales were strong, driven by sales of garden furniture and maintenance equipment in favourable second quarter weather.

Castorama revamped seven stores and relocated two to brand new stores. These stores benefit from expanded ranges, including more entry-price products and more aspirational, decorative and showroom ranges. They also feature new merchandising techniques and new store layouts. In total, 12 stores have now been revitalised, accounting for 13% of the total selling space. The three relocated new stores opened last year have traded well, with 16% higher sales and a similar increase in store profit, compared with a control group of comparable sized stores.

Retail profit margins were ahead, with Strategic Supplier Management and other cost-productivity savings more than funding the cost of lower selling prices and store refurbishment.

BRICO DEPÔT

Brico Dépôt delivered sales of £463.5 million, up 26.6% in constant currency (19.0% LFL). Sales were strong in all categories, stimulated by the launch in April of Brico Dépôt's first ever national catalogue and related promotional activity, including increased 'arrivages' (special buys).

Reported retail profit was £36.0 million, up nearly 14% in constant currency. Retail profit margin softened, reflecting the cost of launching the catalogue, as well as absorbing £1.2 million of additional store pre-opening costs, and additional social and retail space taxes of £0.7 million. Three new stores opened in the period.

REST OF WORLD HIGHLIGHTS

- Retail sales were £361.2 million, 48.2%*
- Retail profit was £37.6 million, 64.2%*

*constant currency

	Retail sales £m 2004	Retail sales £m 2003	Retail profit £m 2004	Retail profit £m 2003
Poland	**158.1**	133.5	**25.6**	17.3
Italy	**110.2**	83.5	**7.8**	6.0
China	**84.5**	49.8	**(0.6)**	(2.7)
Taiwan[1]	**–**	–	**3.0**	2.3
Other[2]	**8.4**	–	**1.8**	1.8
Total	**361.2**	266.8	**37.6**	24.7

[1] Joint venture (sales not consolidated)
[2] Other international includes Hornbach in Germany, Koçtaş in Turkey and Brico Stock in Spain

RETAIL SALES* +48%

*in constant currency

POLISH STRENGTH
Castorama Poland was boosted by a sales surge ahead of VAT increases



Rest of world store numbers


PRECIOS BAJOS TODOS LOS DIAS
BRICO STOCK
BIENVENIDOS

Left, Ian Cheshire, Chief Executive, International & Development

SPANISH EXPANSION
Two more Brico Stock stores opened in Spain, taking the total to three

Kingfisher continued to perform well internationally, with total sales of £361.2 million, up 48.2% in constant currency, (15.2% LFL). Reported retail profit was £37.6 million, up 64.2% in constant currency.

CASTORAMA POLAND

Castorama Poland delivered an exceptional performance with sales of £158.1 million, up 32.7% in constant currency (20.6% LFL), and retail profit of £25.6 million, up 66.2% in constant currency. All the sales growth was achieved in the first quarter, (LFL up 52.7%) as customers anticipated increased VAT charges on certain building products, which came into effect with EU accession in May. Sales in the second quarter declined in a generally weak Polish retail market, as consumers adjusted to the new tax regime. Castorama's customer footfall remains strong and non-VAT impacted decorative ranges continued to perform well. Two new stores opened, bringing the total to 21.

CASTORAMA ITALY

Sales were £110.2 million, up 36.7% in constant currency (5.5% LFL) and retail profit was £7.8 million, up 34.5% in constant currency. The sales improvement was broadly based and supported by catalogue launches in Showroom, Garden and Decoration. Retail margin declined slightly, reflecting the pre-opening costs of the three new stores which were opened. There are now 21 trading.

B&Q CHINA

B&Q China made good progress with sales reaching £84.5 million, up 91.6% in constant currency (18.4% LFL). Retail margin, before pre-opening costs, improved strongly. Three new stores opened, taking the total to 18.

B&Q TAIWAN

B&Q Taiwan, 50% owned by Kingfisher, delivered a strong profit uplift (up 42.9% in constant currency). No new stores opened in the first half.

OTHER INTERNATIONAL

Kingfisher's other international operations include Hornbach, which contributed £8.3 million of profit in the period (2003/04: £6.5 million in constant currency). This was offset by Kingfisher's development costs in Europe and Asia. Brico Stock, the Spanish adaptation of Brico Dépôt, continues to develop and a further two stores were added, taking the total to three. Construction started on the first B&Q Korea store, due to open next year. In Turkey, Kingfisher's 50% owned business, Koçtaş, performed well.

In June, Kingfisher announced plans to open its first Castorama store in Russia, encouraged by the success of Castorama Poland. Russia is a large and growing market with 13 cities of more than a million inhabitants, and a strong demand for home improvement products. A country manager has been appointed and the first stores are expected to be opened in Russia within two years.

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

For the half year ended 31 July 2004

£ millions	Notes	Half year ended 31 July 2004 Total
Turnover including share of joint ventures		4,000.9
Less: share of joint ventures		(49.5)
Group turnover	1	3,951.4
Group operating profit		346.0
Share of operating profit in:		
Joint ventures		3.4
Associates		9.3
Total operating profit including share of joint ventures and associates		358.7
Analysed as:		
Home Improvement		355.8
Electrical and Furniture		–
Property		20.9
Other operating costs		(18.4)
Exceptional items – operating	2	–
Acquisition goodwill amortisation (net)		0.4
Total operating profit including share of joint ventures and associates		358.7
Exceptional items – non-operating	2	
Demerger costs		–
Loss on the sale or termination of operations		–
Profit on the disposal of fixed assets		–
Exceptional amounts written off fixed asset investments	2	–
Profit/(loss) on ordinary activities before interest		358.7
Net interest payable (excluding exceptional financing charges)		(12.4)
Exceptional financing charges	2	–
Net interest payable		(12.4)
Profit/(loss) on ordinary activities before taxation		346.3
Tax on profit/(loss) on ordinary activities (excluding exceptional tax)		(109.1)
Exceptional tax	2	–
Tax on profit/(loss) on ordinary activities		(109.1)
Profit/(loss) on ordinary activities after taxation		237.2
Equity minority interests		0.1
Profit/(loss) for the period attributable to shareholders		237.3
Dividends		
Ordinary dividends on equity shares	3	(88.0)
Dividend in specie relating to the demerger of Kesa Electricals		–
Retained profit/(loss) for the period		149.3
Earnings per share (pence)	4	
Basic		10.3
Diluted		10.2
Basic – adjusted[1]		10.3
Diluted – adjusted[1]		10.2

[1] Adjusted EPS is stated before exceptional items and goodwill amortisation.

* The comparative balances have been restated to reflect the implementation of UITF38 and FRS5 Application Note G.

The profit and loss account for the half year ended 31 July 2004 relates entirely to continuing operations.

	Half year ended 2 August 2003			Year ended 31 January 2004		
	Continuing operations (restated)*	Discontinued operations (restated)*	**Total (restated)***	Continuing operations	Discontinued operations	**Total**
	3,668.7	1,655.2	**5,323.9**	7,177.4	1,756.3	**8,933.7**
	(59.6)	(8.2)	**(67.8)**	(126.9)	(8.2)	**(135.1)**
	3,609.1	1,647.0	**5,256.1**	7,050.5	1,748.1	**8,798.6**
	285.6	46.5	**332.1**	585.1	50.1	**635.2**
	3.8	2.3	**6.1**	7.5	2.3	**9.8**
	7.4	2.2	**9.6**	16.1	2.4	**18.5**
	296.8	51.0	**347.8**	608.7	54.8	**663.5**
	314.4	17.8	**332.2**	638.2	21.6	**659.8**
	–	38.9	**38.9**	–	38.9	**38.9**
	17.8	–	**17.8**	32.3	–	**32.3**
	(21.5)	–	**(21.5)**	(46.2)	–	**(46.2)**
	(11.6)	(3.5)	**(15.1)**	(11.6)	(3.5)	**(15.1)**
	(2.3)	(2.2)	**(4.5)**	(4.0)	(2.2)	**(6.2)**
	296.8	51.0	**347.8**	608.7	54.8	**663.5**
	–	(43.2)	**(43.2)**	–	(43.2)	**(43.2)**
	–	(58.3)	**(58.3)**	–	(58.3)	**(58.3)**
	0.5	–	**0.5**	2.0	–	**2.0**
	(6.3)	–	**(6.3)**	(6.3)	–	**(6.3)**
	291.0	(50.5)	**240.5**	604.4	(46.7)	**557.7**
	(18.5)	(9.7)	**(28.2)**	(33.6)	(10.5)	**(44.1)**
	–	(86.9)	**(86.9)**	–	(86.9)	**(86.9)**
	(18.5)	(96.6)	**(115.1)**	(33.6)	(97.4)	**(131.0)**
	272.5	(147.1)	**125.4**	570.8	(144.1)	**426.7**
	(89.7)	9.8	**(79.9)**	(182.5)	8.4	**(174.1)**
	–	(98.5)	**(98.5)**	75.2	(98.5)	**(23.3)**
	(89.7)	(88.7)	**(178.4)**	(107.3)	(90.1)	**(197.4)**
	182.8	(235.8)	**(53.0)**	463.5	(234.2)	**229.3**
	(0.2)	0.4	**0.2**	(0.2)	0.5	**0.3**
	182.6	(235.4)	**(52.8)**	463.3	(233.7)	**229.6**
			(81.1)			**(221.1)**
			(1,592.9)			**(1,592.9)**
			(1,726.8)			**(1,584.4)**
	8.1		**(2.3)**	20.3		**10.1**
	8.0		**(2.3)**	20.2		**10.0**
	8.9		**10.2**	17.8		**19.2**
	8.8		**10.2**	17.7		**19.1**

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As at 31 July 2004

£ millions	Notes		31 July 2004		2 August 2003 (restated)		31 January 2004
Fixed assets							
Intangible assets – goodwill			**2,455.3**		2,495.3		2,455.3
Tangible assets			**2,890.7**		2,524.1		2,781.2
Investments in joint ventures							
Share of gross assets		**51.1**		59.9		50.6	
Share of gross liabilities		**(28.0)**	**23.1**	(39.5)	20.4	(30.0)	20.6
Investments in associates			**129.0**		122.2		125.1
Other investments			**0.2**		0.2		0.2
Total investments			**152.3**		142.8		145.9
			5,498.3		5,162.2		5,382.4
Current assets							
Stocks			**1,228.7**		1,219.6		1,071.7
Debtors			**437.3**		447.4		518.8
Investments			**15.7**		32.3		23.8
Cash at bank and in hand			**311.4**		100.7		144.2
			1,993.1		1,800.0		1,758.5
Creditors							
Amounts falling due within one year			**(2,112.7)**		(2,280.0)		(1,925.2)
Net current liabilities			**(119.6)**		(480.0)		(166.7)
Total assets less current liabilities			**5,378.7**		4,682.2		5,215.7
Creditors							
Amounts falling due after more than one year			**(739.7)**		(665.7)		(744.9)
Provisions for liabilities and charges			**(63.7)**		(38.7)		(64.2)
			4,575.3		3,977.8		4,406.6
Capital and reserves							
Called up share capital			**367.3**		364.1		366.3
Reserves	6		**4,205.2**		3,610.8		4,037.4
Equity shareholders' funds			**4,572.5**		3,974.9		4,403.7
Equity minority interests			**2.8**		2.9		2.9
			4,575.3		3,977.8		4,406.6

Approved by the Board

Duncan Tatton-Brown
Director
15 September 2004

SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
For the half year ended 31 July 2004

BEST AVAILABLE COPY

£ millions	Notes	Half year ended 31 July 2004	Half year ended 2 August 2003	Year ended 31 January 2004
Net cash inflow from operating activities	5	**543.3**	569.4	777.4
Dividends received from joint ventures and associates		**–**	1.5	2.4
Returns on investment and servicing of finance				
Net interest received/(paid)		**1.4**	(39.9)	(55.9)
Exceptional financing charges		**–**	(111.2)	(113.9)
Exceptional interest receipt		**23.9**	–	–
Net cash inflow/(outflow) from returns on investment and servicing of finance		**25.3**	(151.1)	(169.8)
Taxation				
Tax paid		**(68.0)**	(125.8)	(286.7)
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets		**(204.4)**	(194.6)	(389.1)
Receipts from the sale of tangible fixed assets		**3.9**	788.0	819.2
Net cash (outflow)/inflow from capital expenditure and financial investment		**(200.5)**	593.4	430.1
Acquisitions and disposals				
Purchase of subsidiary and business undertakings		**–**	(57.8)	(63.7)
Sale of subsidiary and business undertakings		**6.5**	(39.2)	203.6
Loan to former subsidiary net of repayment		**–**	–	(18.1)
Purchase of associates and joint ventures		**–**	(1.8)	(1.8)
Non-operating demerger costs		**–**	(33.6)	(40.7)
Cash disposed on sale of subsidiary undertakings		**–**	–	(27.3)
Net cash inflow/(outflow) from acquisitions and disposals		**6.5**	(132.4)	52.0
Equity dividends paid to shareholders		**(136.1)**	(75.8)	(119.2)
Net cash inflow before use of liquid resources and financing		**170.5**	679.2	686.2
Management of liquid resources				
(Increase)/decrease in short-term deposits		**(146.6)**	13.0	(41.4)
Decrease/(increase) in short-term investments		**8.5**	(52.9)	(41.7)
Net cash outflow from management of liquid resources		**(138.1)**	(39.9)	(83.1)
Financing				
Issue of ordinary share capital		**6.8**	1.1	2.7
Capital element of finance lease rental payment		**(7.3)**	(6.5)	(11.6)
Receipts from the sale of own shares		**1.4**	14.9	17.6
Increase/(decrease) in loans		**7.7**	(519.4)	(584.6)
Net cash inflow/(outflow) from financing		**8.6**	(509.9)	(575.9)
Increase in cash		**41.0**	129.4	27.2
Reconciliation of net cash flow to movement in net debt				
Net debt at start of period		**(843.8)**	(1,926.4)	(1,926.4)
Increase in cash		**41.0**	129.4	27.2
Debt demerged with Kesa		**–**	423.0	423.0
Increase/(decrease) in short-term deposits		**146.6**	(13.0)	41.4
Decrease in debt and lease financing		**21.2**	525.9	597.7
Amortisation of underwriting and issue costs of new debt		**–**	(1.5)	(1.5)
(Decrease)/increase in short-term investments		**(8.5)**	52.9	41.7
Foreign exchange effects		**21.3**	(73.1)	(46.9)
Net debt at end of period		**(622.2)**	(882.8)	(843.8)

1 Turnover

£ millions	Half year ended 31 July 2004	Half year ended 2 August 2003 (restated)	Year ended 31 January 2004
Retail sales from continuing operations	**3,947.9**	3,600.6	7,038.2
Third party rental income	**3.5**	6.4	10.1
Property development sales	**–**	2.1	2.2
Property turnover	**3.5**	8.5	12.3
Continuing operations	**3,951.4**	3,609.1	7,050.5
Discontinued operations	**–**	1,647.0	1,748.1
Total turnover	**3,951.4**	5,256.1	8,798.6

2 Exceptional items

There were no exceptional items during the half year ended 31 July 2004.

2 a) Operating exceptional items

Prior year exceptional Group restructuring costs of £9.8 million (continuing) include the costs of restructuring the Kingfisher plc head office following the demerger of Kesa Electricals ('Kesa') and additional costs relating to the integration of the head offices in London and Lille.

Prior year demerger costs of £5.3 million (£1.8 million continuing, £3.5 million discontinued) relate to incremental internal costs directly attributable to the Kesa demerger.

2 b) Non-operating exceptionals

Prior year provisions for loss on the sale of operations amounting to £58.3 million for the half year ended 2 August 2003 relate to the disposals of non-core DIY businesses; Réno Dépôt in Canada, NOMI in Poland, Dubois Matériaux in France, Castorama Brazil and Castorama Belgium.

Prior year demerger costs of £43.2 million relate to external costs, principally professional advisors' and commitment fees, directly attributable to the Kesa demerger.

Exceptional amounts written off fixed asset investments in the prior year relate to the Group's investment in the World Wide Retail Exchange, a company providing an independent online e-marketplace for products and services.

2 c) Other exceptional charges

Prior year exceptional financing charges of £86.9 million related to the restructuring of the Group's debt as a result of the demerger of Kesa.

The prior year exceptional tax charge of £98.5 million related to tax paid to the French tax authorities as a consequence of the demerger of Kesa. The Group has initiated proceedings for the recovery of the tax paid and, although these proceedings may take some time to be resolved, considers that its risk of being ultimately liable for this amount is low.

3 Dividends

£ millions	Half year ended 31 July 2004	Half year ended 2 August 2003	Year ended 31 January 2004
Interim dividend payable	**89.9**	81.1	81.1
Final proposed	**–**	–	143.4
Dividend payable to Employee Share Ownership Plan Trust (ESOP) shares	**(1.9)**	–	(3.4)
Ordinary dividends on equity shares	**88.0**	81.1	221.1
Dividend in specie relating to the demerger of Kesa	**–**	1,592.9	1,592.9
	88.0	1,674.0	1,814.0

An interim dividend of 3.85p amounting to £89.9 million will be paid on 12 November 2004 to shareholders on the Register at 24 September 2004. A scrip dividend will be offered and forms of election were sent to shareholders on 6 October 2004.

4 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the ESOP which are treated as cancelled.

The weighted average number of shares in issue during the period was 2,301.3 million (2003: 2,263.7 million) and the diluted weighted average number of shares in issue during the period was 2,318.7 million (2003: 2,274.4 million).

Supplementary earnings per share are presented. These exclude the effects of operating and non-operating exceptional items and acquisition goodwill amortisation to allow comparison to the prior year on a consistent basis.

4 a) Continuing operations

Earnings per share for continuing operations is presented in order to provide a more meaningful comparison.

The calculation of basic and diluted earnings per share for continuing operations is based on the profit on ordinary activities, after taxation and minority interests, of £237.3 million (2003: restated £182.6 million).

The difference between the basic and diluted earnings per share and the basic adjusted and diluted adjusted earnings per share is reconciled as follows:

Pence per share	Half year ended 31 July 2004	Half year ended 2 August 2003 (restated)	Year ended 31 January 2004
Basic earnings per share	**10.3**	8.1	20.3
Effect of exceptional items	**–**	0.7	(2.7)
Acquisition goodwill amortisation (net of tax)	**–**	0.1	0.2
Basic adjusted earnings per share	**10.3**	8.9	17.8
Diluted earnings per share	**10.2**	8.0	20.2
Effect of exceptional items	**–**	0.7	(2.7)
Acquisition goodwill amortisation (net of tax)	**–**	0.1	0.2
Diluted adjusted earnings per share	**10.2**	8.8	17.7

4 b) Total Group

The calculation of basic and diluted earnings per share for the total Group is based on the profit on ordinary activities, after taxation and minority interests, of £237.3 million (2003: restated loss of £52.8 million).

The difference between the basic and diluted earnings per share and the basic adjusted and diluted adjusted earnings per share is reconciled as follows:

Pence per share	**Half year ended 31 July 2004**	Half year ended 2 August 2003 (restated)	Year ended 31 January 2004
Basic earnings per share	**10.3**	(2.3)	10.1
Effect of exceptional items	–	12.3	8.8
Acquisition goodwill amortisation (net of tax)	–	0.2	0.3
Basic adjusted earnings per share	**10.3**	10.2	19.2
Diluted earnings per share	**10.2**	(2.3)	10.0
Effect of exceptional items	–	12.3	8.8
Acquisition goodwill amortisation (net of tax)	–	0.2	0.3
Diluted adjusted earnings per share	**10.2**	10.2	19.1

5 Reconciliation of operating profit to net cash flow from operating activities

£ millions	**Half year ended 31 July 2004**	Half year ended 2 August 2003 (restated)	Year ended 31 January 2004
Group operating profit	**346.0**	332.1	635.2
Depreciation and amortisation	**73.0**	97.5	175.2
Decrease in development work in progress	–	5.1	5.1
Increase in stocks	**(169.0)**	(87.2)	(74.5)
Decrease in debtors	**18.1**	86.9	1.1
Increase in creditors	**276.1**	126.1	41.3
(Profit)/loss on disposal of fixed assets	**(0.9)**	8.9	(6.0)
Net cash inflow from operating activities	**543.3**	569.4	777.4

In the prior year, the cash flow incorporated cash flows from the discontinued businesses.

Depreciation and amortisation shown above includes £73.0 million in respect of the Group's continuing operations (2003: £63.4 million; and £139.3 million for the year ended 31 January 2004).

6 Reserves

The movement in the Group's consolidated reserves in the period to 31 July 2004 is summarised as follows:

	Share Premium Account	Revaluation Reserve	Non-Distributable Reserve	Profit and loss account	Total
At 1 February 2004	2,150.9	441.3	159.0	1,286.2	4,037.4
Shares issued under option schemes	7.0	–	–	(0.8)	6.2
Scrip dividend alternative	(0.3)	–	–	5.4	5.1
Profit for the financial period	–	–	–	237.3	237.3
Ordinary dividends on equity shares	–	–	–	(88.0)	(88.0)
ESOP shares disposed	–	–	–	1.8	1.8
Net foreign exchange adjustments	–	–	–	10.9	10.9
Tax on exchange adjustments	–	–	–	(5.5)	(5.5)
At 31 July 2004	**2,157.6**	**441.3**	**159.0**	**1,447.3**	**4,205.2**

The cost of ESOP shares deducted from the profit and loss reserve at 31 July 2004 is £123.7 million (2003: £127.2 million; and £126.8 million for the year ended 31 January 2004).

7 Accounting policies

Accounting policies have been consistently applied on the basis set out in the Group's financial statements for the year ended 31 January 2004. As a result, the comparatives at 2 August 2003 have been restated for first time adoption of Application Note G of Financial Reporting Standard 5 'Revenue Recognition' and Urgent Issues Task Force 38 'Accounting for ESOP Trusts'.

8 Full year comparatives

The results for the year to 31 January 2004 are based on full audited accounts which were filed with the Registrar of Companies and on which the auditors made a report under section 235 of the Companies Act 1985 which does not contain a statement under sections 237 (2) or (3) of the Companies Act 1985 and is unqualified.

9 Shareholder information

Additional copies will be available from Kingfisher plc, 3 Sheldon Square, Paddington, London W2 6PX.

The results can also be accessed online at www.kingfisher.com, together with other shareholder information.

Timetable of events

22 September 2004	Ex-dividend date
24 September 2004	Record date for interim dividend
6 October 2004	Posting of scrip dividend circular and forms of election
28 October 2004	Final date for receipt of forms of election
11 November 2004	Date for posting of certificates for new shares
12 November 2004	Date for payment of interim dividend

INDEPENDENT REVIEW REPORT TO KINGFISHER plc
For the half year ended 31 July 2004

We have been instructed by the company to review the financial information which comprises the profit and loss account, the balance sheet, the cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures, such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 July 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
15 September 2004

Internet and telephone share dealing service

Kingfisher is offering low cost internet and telephone share dealing facilities in conjunction with the company's registrar, Computershare Investor Services PLC.

Internet dealing:

- Commission is just 0.5%, subject to a minimum charge of £15 but stamp duty at 0.5% is payable on purchases
- Up to 90 day limit orders available on shares
- Service is available to place orders out of market hours
- Simply log onto www.computershare-dealing.co.uk

Telephone dealing:

- Commission is just 1%, subject to a minimum charge of £15 but stamp duty at 0.5% is payable on purchases
- The share price at which you deal will be confirmed to you whilst you are still on the telephone
- Service is available from 8am to 4.30pm Monday to Friday excluding bank holidays
- Call 0870 703 0084

No forms will need to be completed in advance and the settlement period is 10 business days after your trade has been dealt in the market, for both internet and telephone share dealing. Copies of the terms and conditions of both of these services can be obtained by calling 0870 702 0129

Stocktrade

Kingfisher has obtained the details of a low cost share dealing service run by Stocktrade, part of Brewin Dolphin Securities Ltd. This service is available to both shareholders and employees of Kingfisher and enables them to buy or sell Kingfisher shares over the phone or by post. Commission is charged at 0.5% on amounts to £10,000 and 0.2% on any balance over £10,000, subject to a minimum of £15 per transaction, and is the same for either telephone or postal share dealing services.
Simply quote the reference number: Low Co0158
Telephone: 0845 601 0995
Write to: Stocktrade, PO Box 1076, 10 George Street, Edinburgh, EH2 2PZ
www.stocktrade.co.uk

ShareGift service

Kingfisher plc is offering an ongoing ShareGift service for those shareholders holding 50 or less shares, who find it uneconomical to sell their shares at commercial dealing rates. This is a free service enabling these shareholders to donate a number of shares to charity, if they so wish, and gain the benefit of tax relief on their donation.

The shares will be transferred into the name of The Orr Mackintosh Foundation, a registered charity operating the ShareGift scheme, which collects together small amounts of shares until there are enough to sell. The proceeds from selling the shares go to a wide range of UK charities. Donors are welcome to suggest a charity or area of charitable work for consideration by the trustees. Kingfisher has nominated the following additional charities: Motivation and Juvenile Diabetes Research Foundation.

For further information about ShareGift, please contact the charity on 020 7337 0501 or visit www.sharegift.org

Designed by Tor Pettersen & Partners. Printed in England by St Ives Westerham Press.


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Kingfisher is Europe's leading home improvement retailer and the third largest in the world, with leading market positions in the UK, France, Poland, Italy, China and Taiwan.
Retail profits for the 26 weeks ended 31 July 2004 were £356 million, of which £142 million or 40% was earned outside the UK.
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Kingfisher plc
3 Sheldon Square
Paddington
London W2 6PX
+44 (0)20 7372 8008